EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Darden Restaurants, Inc. Benefit Plans Committee
Darden Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-92702, No. 333-124363, and No. 333-207061) on Form S-8 of Darden Restaurants, Inc. of our report dated October 19, 2020, with respect to the statements of net assets available for benefits of the Darden Savings Plan as of April 30, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedules of Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended April 30, 2020 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of April 30, 2020, which report appears in the April 30, 2020 annual report for Form 11-K of the Darden Savings Plan.

/s/ KPMG LLP

Orlando, Florida
October 19, 2020